HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email: harttrinen@aol.com
Will Hart                                                        (303) 839-0061
Fax: (303) 839-5414


                                September 2, 2014

Karina Dorin
Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

      Re:   Synergy Resources Corporation
            Comments to Form 10-K for Fiscal Year Ended August 31, 2013 File No. 1-35245


      This letter is in response to the staff's letter dated August 5, 2014.

      The Company plans to file an amended and restated Credit Agreement as an exhibit to its 10-K report for the year ended August 31, 2014. The amended and restated Credit Agreement will reflect all amendments to date and will be easier for investors to understand, rather than trying to interpret the original Credit Agreement with its four amendments, most of which reflected changes to previous amendments.

                                          Very Truly Yours,

                                          HART & HART, LLC

                                          /s/ William T. Hart

                                          By  William Hart